Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 29, 2021

Re:	Meta Platforms, Inc. (f/k/a Facebook, Inc.) Form 10-K for the Year Ended December 31, 2020 File No. 001-35551

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Austin and Ms. Abramson:

On behalf of our client, Meta Platforms, Inc. (f/k/a Facebook, Inc.), a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated November 12, 2021, issued in response to the Company’s letter dated November 4, 2021 (the “Prior Response Letter”) in response to the Staff’s initial comment letter dated September 21, 2021, all relating to the Company’s Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”).

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for Fiscal Year Ended December 31, 2020

Business, page 7

1.	Your response to prior comment 2 references developments in federal and state legislation and regulation and international accords regarding climate change. Please explain in greater detail which regulatory developments you considered and how you determined whether these developments are reasonably likely to have a material effect on you. Also, tell us how you considered providing disclosure regarding the difficulties involved in assessing the timing and effect of pending climate-related laws or regulations.

Response

As noted in the Prior Response Letter, the Company prepares its disclosure in accordance with applicable disclosure requirements under U.S. securities laws and regulations, including with respect to materiality, within the context of the Company’s business, operating results and financial condition. In determining the materiality of information to be included in its disclosure, the Company refers to the standard of materiality set forth in Basic Inc. V. Levinson, 485 U.S. 224 (1988).

Mr. Mitchell Austin, Staff Attorney
Ms. Anna Abramson, Staff Attorney
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

In connection with the preparation of the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q, the Company engages in a number of processes to surface potentially material developments, events, trends and risks for consideration for disclosure, including the following processes, among others:

•	review of the Company’s prior disclosures, including its business, legal and regulatory, and risk factor disclosures, by members of the Company’s legal, regulatory, compliance, infrastructure, Reality Labs, communications, finance and tax teams (the “Meta Teams”) to propose potential new disclosures for consideration to reflect developments in the quarter;

•	meetings of members of the Meta Teams among each other and with key business leaders throughout the Company to discuss potentially material developments, events, trends and risks and their potential impact on the Company’s business;

•	review of the Company’s prior and proposed new disclosures by the Company’s Disclosure Committee, which includes the Company’s chief financial officer, chief accounting officer, chief legal officer, and other members of the Company’s senior leadership, as well as review of the legal and regulatory and risk factor disclosures by the chief legal officer and each deputy general counsel reporting to the chief legal officer; and

•	meetings of the Disclosure Committee to review the Company’s prior and proposed new disclosures and discuss any changes that may be appropriate as a result of potentially material events, trends and risks identified.

In addition, the Company establishes a scoping threshold (the “Scoping Threshold”), which is a percentage of income before provision for income taxes that the Company uses, along with qualitative factors, to assess transactions, account balances, information about product groups and areas of the business to be disclosed in the financial statements. The Company also uses the Scoping Threshold as a guidepost, along with qualitative factors, for considering potentially material developments, events, trends and risks for consideration for disclosure outside the financial statements. For the 2020 Form 10-K, the Scoping Threshold was approximately 2% of income before provision for income taxes for the year ended December 31, 2020.

As part of this process, a variety of federal, state and international legislative and regulatory developments and their potential effects on the Company’s business, operating results and financial condition are broadly considered. The Company considers these developments in light of the Scoping Threshold as well as qualitative factors. With respect to pending legislation or regulation, the Company evaluates both the likelihood and potential timing of enactment, as well as whether the pending legislation or regulation is reasonably likely to have a material effect on the Company if enacted.

Members of the Meta Teams include attorneys and other Company personnel working on matters across the following areas: regulatory, policy, infrastructure (including data centers), sustainability, environmental, health and safety, supply chain, and tax. Members of the Meta Teams either directly monitor, or oversee or interact with other teams at the Company that monitor, relevant legislative and regulatory developments relating to climate change. Such developments include existing regulations

December 29, 2021	2

Mr. Mitchell Austin, Staff Attorney
Ms. Anna Abramson, Staff Attorney
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

such as the European Union Emissions Trading System, as well as legislative and regulatory proposals or initiatives relating to emissions reporting, renewable energy, and carbon pricing. In addition, as part of the Company’s commitment to fighting climate change, it voluntarily seeks to minimize its energy, emissions and water impact, and works with regulators in connection with these voluntary efforts. For example, the Company is a large corporate buyer of renewable energy and regularly works with its energy suppliers in the United States to create special service contracts and green tariffs to meet its renewable energy goals, which involves interactions with state utility regulators and consideration of state and local renewable energy regulations.

As noted in the Prior Response Letter, the Company expects to continue to assess climate-related risks, including policy, regulatory, and legal risks in the geographies in which it operates as part of its disclosure process and it will continue to evaluate whether any significant legislative or regulatory developments with respect to climate change may necessitate a disclosure in its filings with the Commission.

In connection with preparing the 2020 Form 10-K, no legislative or regulatory developments relating to climate change were identified as being reasonably expected to have a material effect on the Company’s business, operating results or financial condition.

Risk Factors, page 12

2.	Your response to prior comment 3 references your analysis of climate-related transitional risks, but appears to be conclusory without providing adequate detail. Please describe the relevant transition risks you analyzed and explain how you assessed the materiality of these risks.

Response

The Company’s sustainability team periodically runs analyses of transition risks1 related to climate change and shares the results of such analysis with relevant teams at the Company, including members of the Meta Teams that participate in the disclosure process described in response to comment 1. The transition risks reviewed in the Company’s most recent analysis included (i) reputational risks, such as the stigmatization of the information technology sector due to the emissions impacts of running global cloud infrastructure; and (ii) potential future regulations regarding climate change, including any developments that may lead to increased emissions pricing and result in higher electricity costs. The Company assesses the materiality of these risks in light of the Scoping Threshold as well as qualitative factors.

In connection with preparing the 2020 Form 10-K, no such risks were identified as being reasonably expected to have a material effect on the Company’s business, operating results or financial condition. In particular, the Company believes that its sustainability efforts, including its achievement of net zero emissions from its global operations as of December 31, 2020, help mitigate the reputational risk relating to the stigmatization of the information technology sector. With respect to potential new regulations relating to climate change, as discussed in response to comment 1, the Company did not identify any legislative or regulatory developments as being reasonably expected to have a material

1 The Company has interpreted “transition risks” to mean risks associated with global efforts to transition to a zero carbon future.

December 29, 2021	3

Mr. Mitchell Austin, Staff Attorney
Ms. Anna Abramson, Staff Attorney
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

effect on the Company’s business, operating results or financial condition in connection with preparing the 2020 Form 10-K, although the Company continues to monitor and assess climate-related risks.

3.	Your response to prior comment 4 states that you regularly monitor your legal exposures and that you have not identified any material litigation risks related to climate change. Please tell us about the litigation risks related to climate change that were included in your most recent assessment and explain how you evaluated the materiality of these risks.

Response

As part of the disclosure process described in response to comment 1, the Company’s corporate legal team meets quarterly with members of the Company’s litigation, regulatory and finance teams to receive updates on pending litigation and regulatory matters, including potential exposures relating to such matters. In addition, members of several Meta Teams review the Company’s risk factor disclosures to surface potentially material risks for consideration, including the litigation, regulatory and infrastructure teams, as described in response to comment 1.

In particular, the Company assesses the materiality of pending litigation and regulatory matters by reference to the Scoping Threshold, the accounting standards applicable to loss contingencies under ASC Topic 450, as well as qualitative factors. In connection with preparing the 2020 Form 10-K, the Company did not identify any pending litigation or regulatory matters related to climate change as part of the process described above, and the Company did not identify any litigation risk related to climate change that would reasonably be expected to have a material effect on the Company’s business, operating results or financial condition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

4.	Your response to prior comment 5 states that you have not experienced material indirect consequence of climate-related regulation or business trends. It appears that your response is conclusory in nature and does not adequately address the individual items in our prior comment. Please describe the indirect consequences you considered in your analysis and explain how you concluded they were not material.

Response

As part of the disclosure process described in response to comment 1, the Company assesses business trends driving the Company’s operating results, including the potential indirect consequences of regulations broadly. The Company refers to the Scoping Threshold as well as qualitative factors and holds several live meetings of members of the legal and finance teams to discuss observed trends and surface potentially material trends for consideration for disclosure.

As noted in the Prior Response Letter, the Company generates substantially all of its revenue from selling advertisements, with only a small portion of revenue (approximately 2% for the year ended December 31, 2020) generated by sales of consumer hardware products. As a result, although the Company considers trends relating to all parts of its business, the primary trends and factors that have historically driven results have been those affecting advertising demand during the applicable reporting period, such as consumer trends, macroeconomic conditions and competition. As discussed in more

December 29, 2021	4

Mr. Mitchell Austin, Staff Attorney
Ms. Anna Abramson, Staff Attorney
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

detail in response to comment 5, the Company has a large and diversified advertiser base, both by size and geography, and trends and factors affecting advertising demand vary widely by region and customer. Similarly, the Company has a large and diversified global user base, and the trends and factors affecting user engagement with the Company’s online products as well as purchases of its consumer hardware products also vary widely by region. In connection with preparing the 2020 Form 10-K, the Company did not identify any potentially material indirect consequences of climate change or business trends relating to climate change that affected demand or competition for the Company’s products as a result of energy usage or emissions. In addition, the Company did not identify any potentially material reputational or brand risks as a result of climate change, as noted in response to comment 2.

5.	Your response to prior comment 6 states that you have not experienced material physical effects of climate change. Please tell us about the physical effects of climate change you have experienced, such as effect on the severity of weather, and how you assessed the materiality of such effects. As requested in our prior comment, quantify weather-related damages to your property or operations, discuss how weather-related impacts have affected or may affect your customers or suppliers and discuss any weather-related impacts on the cost or availability of insurance.

Response

As noted in response to comment 4, the Company generates substantially all of its revenue from selling advertisements, which are displayed on the Company’s online products – Facebook, Instagram and Messenger – as well as third-party applications and websites. Its material properties are its headquarters, its offices and its data centers, as disclosed under Part I, Item 2. Properties of the 2020 Form 10-K.

As part of the disclosure process described in response to comment 1, the Company assesses whether any events, including any adverse weather conditions, had a material effect on the Company, including as a result of any damage to the Company’s properties or operations. In particular, the Company’s finance team runs a financial statement line item fluctuation analysis each quarter to identify events, including weather events, that had a significant impact on financial results in the relevant reporting period. Members of the legal and finance teams then hold a meeting (the “Significant Events Meeting”) to review the results. For purposes of this review, the finance team reviews transactions or events where the aggregate, cumulative impact is or exceeds $100 million, which is approximately 0.3% of income before provision for income taxes for the year ended December 31, 2020. In that meeting, they assess whether any identified events had a material effect on the Company’s business, operating results or financial condition and whether to otherwise make any updates to the Company’s disclosures.

We would note that as part of this review in the first quarter of 2021, the Company’s finance team identified that the polar vortex wave impacting the United States in February 2021 caused the Company to incur increased energy costs of approximately just over 1% of the Company’s net income for the quarter. Although the impact of the polar vortex was therefore not material to the Company, the Company determined that it would be prudent to update its risk factors relating to adverse weather events in the Form 10-Q filed for the first quarter of 2021 to disclose that it had been, and may in the future be, subject to increased energy or other costs to maintain the availability or performance of its products in connection with adverse weather events. In connection with preparing the 2020 Form 10-K, however, the Company did not identify any potentially material weather-related impacts on its business or any weather-related events that caused potentially material damages to its properties or operations.

December 29, 2021	5

Mr. Mitchell Austin, Staff Attorney
Ms. Anna Abramson, Staff Attorney
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

With respect to the Company’s customers and suppliers, as noted above, the Company generates substantially all of its revenue from selling advertisements, which are displayed on the Company’s online products – Facebook, Instagram and Messenger – as well as third-party applications and websites. The Company has a large and diversified base of advertisers in many countries around the world. As disclosed in the 2020 Form 10-K, no customer represented 10% or more of the Company’s revenue in 2020 and the Company generated revenue from advertisers located throughout the world, with approximately 45% generated in the United States and Canada, 24% generated in Europe, 23% generated in Asia-Pacific and 8% generated in the rest of the world. The Company believes that its diversified customer base, both by size and geography, helps mitigate the risk that any adverse weather event affecting any particular customer or any particular region where it has customers would have a material effect on the Company as a whole, and in preparing the 2020 Form 10-K, the Company did not identify weather-related impacts to its customers that had a potentially material effect on the Company’s business, operating results or financial condition. Weather-related impacts that have affected the Company’s suppliers include events such as the polar vortex in the United States in February 2021 that led to disruption in the business of the Company’s energy suppliers and increased energy costs for the Company as described above. However, in preparing the 2020 Form 10-K, the Company did not identify weather-related impacts to its suppliers that had a potentially material effect on the Company’s business, operating results or financial condition.

With respect to the cost or availability of insurance, the Company reviews events that had a significant impact on costs, including insurance costs, during the Significant Events Meeting. Members of the Company’s treasury team, which handles its insurance policies, participate in the Significant Events Meeting and in the disclosure process more generally. No potentially material increases in the cost or availability of insurance as a result of climate change were identified during the Significant Events Meeting or otherwise in connection with the preparation of the 2020 Form 10-K.

6.	Your response to prior comment 7 states that you have not experienced any material increased compliance costs related to climate change. Please tell us about the compliance costs you have incurred and explain how you analyzed the materiality of these costs.

Response

The Company generally records compliance costs2 for its business in cost of revenue, general and administrative expenses and research and development expenses, depending on the business matter to which the compliance costs relate. As discussed in response to comment 4, each quarter, members of the legal and finance teams meet to discuss observed trends and surface potentially material trends for consideration for disclosure based on both quantitative and qualitative factors. This review includes trends impacting individual line items in the Company’s financial statements and is designed to identify events that may have had, or may be expected to have, a material impact on the Company’s cost of revenue or expenses. For example, the $5.0 billion payment required by the Company’s 2020 settlement and modified consent order with the Federal Trade Commission (the “FTC”) was identified and discussed in the 2020 Form 10-K, including in Management’s Discussion and Analysis of Financial Conditions and Results of Operations under general and administrative expenses. In addition, the

2 The Company has interpreted “compliance costs” in this comment (and the Staff’s prior comment 7) to mean the necessary costs incurred to comply with laws and regulations applicable to the Company. For completeness in its responses to the Staff, the Company has also considered necessary costs incurred to comply with regulatory orders, such as the Company’s 2020 settlement with the Federal Trade Commission, as described below.

December 29, 2021	6

Mr. Mitchell Austin, Staff Attorney
Ms. Anna Abramson, Staff Attorney
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Company included risk factors in the 2020 Form 10-K discussing the impact of, and investments associated with, its ongoing privacy compliance and oversight efforts, including compliance with the FTC consent order and other regulatory and legislative privacy requirements. With respect to compliance costs relating to climate change, the Company did not identify any such potentially material increased costs in connection with preparing the 2020 Form 10-K.

* * *

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Michael Kaplan
Michael Kaplan

cc:	David M. Wehner, Chief Financial Officer

Meta Platforms, Inc.

VIA EDGAR

December 29, 2021	7